March 18, 2022

Re:	Virax Biolabs Group Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 17, 2022
CIK No. 0001885827

Ms. Abby Adams

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Virax Biolabs Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 9, 2022 with respect to the Amendment No. 1 to Draft Registration Statement on Form F-1, CIK No. 0001885827 (“F-1”), submitted on February 17, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted February 17, 2022

Cover Page

1. Please relocate the fee table to the exhibits. Refer to Form F-1 Item 8.c. and Item 601(b)(107) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has relocated the fee table to exhibit 107 of the Revised F-1.

2. We note your reference to your Bermuda holding company. Please revise or advise.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosure in the Revised F-1.

Prospectus Summary, page 1

3. We reissue comment 7 to the extent you have not addressed your intended regulatory pathways with the FDA or any other regulatory agency in the summary.

Response: The Company acknowledge the Staff’s comment, the Company has added the relevant disclosures in the prospectus summary on page 1 and revised the relevant disclosures in other parts of the Revised F-1.

4. We note your revised disclosure in response to comment 8. On page 3, you state your ability to navigate the dynamic regulatory environment for IVD “could result in a new procedure for achieving approvals for various global marketplaces.” Revise the summary to briefly describe how you plan to obtain regulatory approval for Virax Immune in your largest markets, and provide the basis for this statement regarding a new regulatory pathway.

Response: The Company acknowledge the Staff’s comment, the Company has amended the disclosures and added the relevant disclosures in the prospectus summary on pages 1 and 4 and in other parts of the Revised F-1.

5. We reissue comment 10. Please revise the summary beginning on page 1 to provide a transparent overview of your current operations and how you carry out your business, including, for example, as referenced in your response to comment 24, that your “operations and warehousing are conducted by a third party logistic[s] company, name[d] Stork Up Limited, research activities are conducted by a science company named IQ Services B.V. in the Netherland[s], and product manufacturing [is] conducted by your key supplier, Nanjing Vazyme Medical Technology Co., Ltd.” It should be clear from your disclosure whether your current operations consist of owning brand names and acting as a distributor. In this regard, we note your disclosure on page 94. Clarify in your revisions the intellectual property rights owned by your Hong Kong subsidiaries, as referenced on page 4, and “13 regional exclusivity licenses” referenced on page 3. Furthermore, it is unclear the basis on which you describe the company as “primarily engaged in research and development,” when your research and development expenses for the most recent fiscal year were approximately $120,221 compared to $457,680 in general and administrative expenses, and the entire $120,221 was attributable to your chief operating officer’s consulting costs, with similar trends in the current fiscal year. Please revise to clarify. In this regard, we note the disclosure on page 71 that “[s]ince April, 2021, the Group started to engage external parties, namely, selected third-party specialist research and development companies and contracted consultants and scientists, to assist with its research and development as its portfolio moves into concept validation and testing.” We further note you currently do not own any patents, and have yet to complete the purchase of one of the four patents related to the potential product in development, in addition to the other points made in comment 10. Finally, when making statements regarding “the company,” please revise to clarify whether you refer to the holding company, or identify the subsidiary or third-party contractor to which you refer, as applicable.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on pages ii, 1, 2, 3, 5, 66 69, 70, 91, 114 and in other parts of the Revised F-1.

6. We reissue comment 13. Further revise the added disclosure to explain the restrictions on the transfer of funds between your China-based subsidiaries and the holding company. The current disclosure states the laws do not currently have a material impact, but does not explain the law.

Response: In response to the Staff’s comment, the Company has added and amended the relevant disclosures on pages 8 and 9 of the Revised F-1.

7. We note your response to comment 12, which we reissue in part. Please expand your disclosure to describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has added and amended the relevant disclosures on page 8 of the Revised F-1.

Risk Factors

Risks Related to our Business and Industry, page 17

8. We reissue comment 17 to the extent that you have not quantified the impact of the pandemic to the extent practicable. You state that you do not yet know the impact for fiscal year 2021; however, we note the prospectus includes financial results for the year ended March 30, 2021. In order for investors to evaluate this risk, please revise the risk factor to clarify what, if any, impact the pandemic has had on the company.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 27, 116 and 117 of the Revised F-1.

Use of Proceeds , page 61

9. Revise your summary, management’s discussion and analysis and business section to reflect the revised disclosure in your use of proceeds. In particular, we note your focus territories described in the use of proceeds differ from those described on page 95, where you state you plan to submit Virax Immune for regulatory approval “in the United States, Canada, and many countries in Asia (excluding Canada) and Europe, as well as marketing to [y]our existing supply chains in South America and Africa.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 97 in the Revised F-1. The Company further submits that its ViraxClear distribution partners will apply locally, i.e. South America and Africa, on the Company’s behalf for the reselling of Virax Immune products.

Management Discussion and Analysis of Financial Condition and Results of Operations Overview, page 68

10. We note your response to prior comment 24. Please expand this section to describe the nature of your business operations and principal activities given the arrangements identified in your response. State how you make the products you provide, the factors that affect your operations under these arrangements and your dependence on these contracts. Refer to Part I, Item 4, and sub-paragraphs 4.B.1 and 4.B.6 of Form 20-F.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 69 and 70 of the Revised F-1.

Industry Overview, page 82

11. You state, “Unless otherwise indicated, all information and data provided in th[is] section is cited from the industry report issued by Netscribes. Although we believe the data and information included in the Netscribes report to be reliable, we have not independently verified the accuracy or completeness of the information and data included therein.” Revise to clarify you are responsible for all disclosure in the document.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 61 and 84 of the Revised F-1.

Business
Robust Sales and Distribution Network, page 92

12. We note that in response to comment 25 you deleted the reference in this section to your exclusive distribution agreements with “a PRC biotechnology company” for the distribution of their diagnostic kits in Canada. Revise this section to identify the PRC company whose agreement is summarized elsewhere, so it is clear you are addressing the same company in both places. Also, where you address your “strong sales and distribution network since [y]our inception in 2013,” clarify that you were in a different industry until 2020. Further clarify the references to “your” ViraxClear brand where you are the distributor for a third-party’s kits in Canada. It appears from your response to comment 24 that at present you own only the brand name and do not manufacture any products. If so, your disclosure should highlight this on page 1 of the summary. Please also revise to clarify your current operations in this section.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 1, 2, 3 and 94 of the Revised F-1.

Our Strategies, page 92

13. We note the revised disclosure in response to comment 26. Revise the summary to highlight that you have yet to purchase the intellectual property required for the functioning of your potential product, Virax Immune. Add a risk factor that addresses the risks associated with failure to effectuate the sale. Please also highlight the risk in the summary risk factors.

Response: In response to the Staff’s comment, the Company has added the relevant risk factor under the heading “Failure to acquire the necessary proprietary technology from a European Union based materials technology company could have an adverse effect on our planned results of operations for our Virax Immune brand and our business” on page 31 and highlighted the risk in the summary risk factors on page 11 of the Revised F-1.

Key Supplier Relationship, page 108

14. We note your response to comment 29. Revise the disclosure on page 108 and the risk factors to disclose that you do not have contracts with other key suppliers, and to more specifically disclose the risks associated with the lack of contracts.

Response: In response to the Staff’s comment, the Company has added the relevant risk factor under the heading “We do not have in place any supply contracts with two of our key suppliers, and any disruptions from such key suppliers could adversely affect our business and results of operations” on page 22 and highlighted the risk in the summary risk factors on page 11of the Revised F-1.

Business

Research and Development, page 110

15. We reissue comment 30. Revise to state how many employees work in research and development. To the extent you refer to external personnel, it appears you refer to employees of third-party companies, which are not employees and should not be included as employees in this section or elsewhere in your document. Revise the disclosure here, on page 92, 113, and throughout your document such that only employees of the company are included in any disclosure regarding employees or personnel. Refer to Item 101(c)(2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 3, 94, 112 and 116 of the Revised F-1.

16. We note your response to comment 31. You disclose research and development expenses of $120,221 and $87,000 in 2021 and 2020, respectively. Please revise to explain how amounts paid as salary or consulting costs, as referenced on page 71, are research and development expenses.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 73 of the Revised F-1. Salary or consulting costs is considered as research and development expenses when a proportion of the relevant employee’s time is dedicated to research and development work for the Group. Mr. James Foster in his role as chief executive officer oversaw the research and development strategy and policy of the Group since the change of our business focus in 2020. Mr. Foster also managed various existing and upcoming projects from a managerial perspective as well as work on the further innovations and developments of the ViraxClear, ViraxCare and Virax Immune business lines. Mr. Foster also reviewed potential intellectual property rights external acquisitions for their relevance and potential to supplement to Virax’s product portfolio and innovations. Mr. Cameron Shaw in his role as chief operating officer oversaw the Group’s activities with a particular focus on ViraxClear and Virax Immune business lines. Mr. Shaw assisted in both the development of Virax Immune’s proprietary T-Cell Test technology and the Virax Immune mobile application development. Mr. Shaw worked closely with the Virax’s chief technical officer and chief scientific officer in ensuring the development milestones of the Virax Immune platform were met. Mr. Shaw further contributed to the management, creation, and development of the ViraxClear range of products in 2020.

Intellectual Property, page 111

17. We reissue comment 32 to the extent that you have not identified the jurisdictions in which you have sought patent protection or the type of patent protection sought for each application.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 114 of the Revised F-1.

General

18. We note your response to comment 35. Please provide any such communications in the future that take place prior to effectiveness.

Response: The Company will provide the SEC with such communications in the future if they take place prior to effectiveness.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

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